252

Exhibit 7.1

	RATIO OF EARNINGS TO FIXED CHARGES
	Years ended December 31,
	2002	2001	2000	1999	1998
	(In million EUR, except ratios)
Dutch Accounting Principles

Earnings:
Income before taxes	1,849	3,243	2,839	2,181	1,634
Add: fixed charges	760	865	798	761	741

	2,609	4,108	3,637	2,942	2,375

Fixed charges:
Interest	730	862	796	759	738
Dividend on preferred shares	30	3	2	2	3

	760	865	798	761	741

Ratio:	3.4	4.7	4.6	3.9	3.2

Earnings:
Income from continuing operations before taxes	(691)	1,158	3,295	1,950	1,928
Add: fixed charges	999	1,384	1,641	1,075	741

	308	2,542	4,936	3,025	2,669

Fixed charges:
Interest	969	1,381	1,639	1,073	738
Dividend on preferred shares	30	3	2	2	3

	999	1,384	1,641	1,075	741

Ratio:	—	1.8	3.0	2.8	3.6

Deficiency	(691)

[1]	Prior periods have been adjusted for the consolidation of Transamerica Finance Corporation for US GAAP purposes.